EXHIBIT 21.1
Spectra Energy Partners, LP Subsidiary List
The following is a list of certain subsidiaries (greater than 50% owned) of the registrant and their respective states of incorporation.

Name	Jurisdiction of Incorporation
Spectra Energy Partners OLP GP, LLC	Delaware
Spectra Energy Partners OLP, LP	Delaware